Mail Stop 6010

December 18, 2006

Ronald W. Guire
Chief Financial Officer
Exar Corporation
48720 Kato Road
Fremont, CA 94538

      Re: Exar Corporation
                Form 10-K for the Fiscal Year Ended March 31, 2006
                Filed June 12, 2006
                File No. 000-14225

Dear Mr. Guire:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Martin James
                Senior Assistant Chief Accountant